FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 14 DATED MAY 9, 2012
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 13 dated April 13, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to an investment in our shares;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 9, 2012; and

•	our unaudited financial statements as of and for the three months ended March 31, 2012, as filed in our Quarterly Report on Form 10-Q, filed on May 9, 2012.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of May 4, 2012, we had raised aggregate gross offering proceeds of approximately $304.0 million from the sale of approximately 12.2 million shares in this offering, including shares sold under our distribution reinvestment plan.

Information Regarding Our Indebtedness

As of May 4, 2012, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 37%. As of May 4, 2012, we had total outstanding indebtedness of approximately $147.7 million, which consisted of approximately $112.0 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and a $10.8 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

Risk Factors
Risks Related to an Investment in Us

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

We are dependent upon affiliates of Wells Real Estate Funds, Inc. ("WREF"), including Wells Core Office Income REIT Advisory Services, LLC (the "Advisor"), Wells Management Company, Inc. ("Wells Management"), and Wells Investment Securities, Inc. ("WIS"), to conduct our operations and this offering; thus, adverse changes in the financial health of WREF could hinder the Advisor's, Wells Management's and WIS's ability to provide these services to us and consequently impair our operating results and negatively affect the return on our stockholders' investment.

We are dependent upon the Advisor, Wells Management, and WIS, which are owned and controlled by WREF to provide certain services that are essential to us, including asset management services, the supervision of the property management and leasing of some properties owned by us, asset acquisition and disposition services, the sale of shares of our common stock, as well as other administrative responsibilities for us, including accounting services, stockholder communications, and investor relations. While WREF has established finance sources, it is largely dependent upon the fees and other compensation that it receives from the public programs it sponsors (including us) to conduct its operations. A large portion of WREF's income is derived under an advisory agreement with Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”). Wells REIT II is a mature program that WREF sponsored that has approximately $5.7 billion of assets as of March 31, 2012. Wells REIT II is exploring strategies to provide liquidity for its stockholders. WREF does not expect to receive significant compensation from Wells REIT II beyond December 31, 2013 as Wells REIT II has indicated an intention to become self-advised on or before that date and has indicated that it does not expect to need to rely on WREF for the same level of services beyond December 31, 2013. Moreover, WREF's advisory agreement is terminable on 60 days' notice. When Wells REIT II reduces the compensation it pays to WREF, WREF's income will be significantly affected. WREF may not be able to replace that income from other sources. Although we expect WREF to have the financial resources to continue to provide asset-management and advisory services to us, a significant reduction in WREF's income may limit its ability to support the operations of WIS, its indirect wholly owned subsidiary. Should that occur, WIS's ability to raise capital in this offering or any future offering may be adversely affected. Any resulting reduction in offering proceeds could prevent us from reaching our portfolio size and diversification goals, which could negatively affect the return on our stockholders' investment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We were formed to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. As of March 31, 2012, we owned nine real estate properties, consisting of approximately 1.6 million square feet. These office properties were 100% leased as of March 31, 2012.
We have no paid employees and are externally advised and managed by our Advisor, and Wells Management, wholly-owned subsidiaries of WREF. We have elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes and have operated as such beginning with our taxable year ended December 31, 2010.
We began receiving investor proceeds from the sale of our common stock under this offering in July 2010. On September 29, 2010, we raised our minimum offering of $2.5 million and commenced active operations. We began acquiring real estate assets in October 2010. We continued receiving investor proceeds under this offering through March 31, 2012. Thus, the results of our operations for the three months ended March 31, 2012 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of real estate assets, interest expense associated with debt financing on the acquisition of real estate assets, and general and administrative expenses that represent a high percentage of total revenues but are decreasing as the enterprise grows. As of March 31, 2012, we have raised gross offering proceeds of approximately $282.1 million through the issuance of our common stock in this offering, and we have used those proceeds, net of fees, to invest in real estate and repay borrowings used to acquire real estate properties in advance of raising equity proceeds under this offering. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under generally accepted accounting principles ("GAAP"), we expense costs incurred in connection with the acquisition of real estate assets, including acquisition fees of 2.0% of gross offering proceeds raised under this offering.
With our goals of providing current income to our stockholders and preserving their capital, we view our most significant challenges as:

•	Continuing to raise sufficient amounts of equity capital in order to acquire a large, diversified portfolio while maintaining a moderate leverage ratio; and

•	Investing net offering proceeds in properties that are accretive to our distributions at a time when the demand for high-quality, income-producing properties is high.
Liquidity and Capital Resources
Overview
During the three months ended March 31, 2012, we raised proceeds under this offering, net of payments for commissions, dealer-manager fees, other offering costs and redemptions, of approximately $49.6 million, substantially all of which was invested in real estate properties, either directly (approximately $3.9 million) or through the repayment of debt (approximately $41.7 million) used to acquire real estate properties in advance of raising equity proceeds under this offering. During the three months ended March 31, 2012, we acquired the following property using a combination of equity and debt proceeds:

				Funded with:
Property Name	Location	Acquisition Date	Purchase Price	Equity Proceeds	Lines of Credit Proceeds (1)
South Lake Building	Herndon, VA	3/22/2012	$90,900,000	$3,868,016	$87,031,984

(1)	Represents proceeds from our line of credit used to fund the property at the time of acquisition. The outstanding balance on our line of credit was $132.0 million as of March 31, 2012.
On June 29, 2011, we entered into an amended and restated credit facility ("the Amended Regions Credit Facility"), which amended our $70.0 million secured revolving credit facility with Regions Capital Markets ("Regions"). Under the Amended Regions Credit Facility, we may borrow up to $300 million, subject to availability. The Amended Regions Credit Facility matures on November 19, 2013. We may borrow under the Amended Regions Credit Facility at rates equal to (1) LIBOR plus a margin that varies from 2.75% to 3.50% based on our then current leverage ratio or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50% or (c) the 30-day LIBOR (adjusted daily) plus 1.00%, plus a margin that varies from 1.75% to 2.50% based on our then current leverage ratio. We generally will be required to make interest-only payments.
We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering and from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our determination of near-term cash needs for capital expenditures at our properties and debt repayments, and our expectations of future operating cash flow generated from our properties.

Short-Term Liquidity and Capital Resources
Net cash provided by financing activities for the three months ended March 31, 2012 was approximately $92.8 million. During the three months ended March 31, 2012, we generated net proceeds from the sale of common stock under this offering, net of payments for commissions and fees, of approximately $49.6 million, the majority of which was used to pay down debt, fund acquisition fees and partially fund the acquisition of the South Lake Building. During the three months ended March 31, 2012, we received gross debt proceeds of approximately $88.5 million from the Amended Regions Credit Facility, which were used to partially fund the acquisition of the South Lake Building. We repaid approximately $41.7 million on the Amended Regions Credit Facility and notes payable during the three months ended March 31, 2012. We intend to generate additional equity proceeds from the sale of common stock under this offering in the future and to use those proceeds, along with additional borrowings, to make additional real estate investments and to satisfy our near-term debt requirements.
During the three months ended March 31, 2012, net cash used in operating activities was approximately $0.3 million, primarily due to payments of approximately $2.8 million for annual real estate taxes that were accrued for the prior year and approximately $1.9 million for acquisition-related costs, which were funded with cash generated from the sale of common stock under this offering but which under GAAP reduced net cash from operating activities. During the three months ended March 31, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to the DRP, of approximately $3.6 million. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders (please refer to the Distributions section below for additional information).
During the three months ended March 31, 2012, net cash used in investing activities was approximately $92.2 million and was primarily related to the acquisition of the South Lake Building. We expect to utilize the residual cash balance of approximately $5.1 million as of March 31, 2012 to satisfy current liabilities.
On February 29, 2012, our board of directors declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share.  We intend to utilize operating cash flow to fund this stockholder distribution; however, if necessary, we may also utilize other sources of cash to fund a portion of this distribution as our real estate operations continue to stabilize over the short term.
As of March 31, 2012, the Amended Regions Credit Facility contained, among others, the following restrictive covenants:

		Actual Performance
	Covenant Level	March 31, 2012
Fixed-charge coverage ratio	Greater than 1.75x	1.91
Total debt to total asset value ratio	Less than 60%	41%
Secured debt, excluding Amended Regions Credit Facility and non-recourse debt, to consolidated tangible assets	Less than 10%	0%
Tangible net worth	Greater than approximately $151.9 million(1)	$237.7 million

(1)
Effective January 1, 2012, our tangible net worth must be greater than $110 million, plus 75% of the gross cash proceeds, net of redemptions paid, of all of our equity issuances consummated after December 31, 2011. As of December 31, 2012, our tangible net worth may not be less than $200 million. At any time after December 31, 2012 and before the exercise of any extension option, our tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds, net of redemptions paid, of all of our equity issuances consummated after December 31, 2012.

In addition, at any time after October 1, 2011, total distributions for each fiscal year, less amounts reinvested pursuant to the DRP, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Amended Regions Credit Facility, as long as total distributions, less amounts reinvested pursuant to the DRP, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a REIT.

As of March 31, 2012, we believe we were in compliance and expect to remain in compliance with these, and all other, restrictive covenants of the Amended Regions Credit Facility.
Long-Term Liquidity and Capital Resources
Over the long term, we expect that our primary source of capital will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate funding distributions to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund distributions as well.
We expect that our principal demands for capital will include funding acquisitions of office and industrial properties, either directly or through investments in joint ventures; capital improvements for such properties; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; distributions; and redemptions of shares of our common stock under the SRP.
In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under this offering or from debt financing will be available to fund acquisitions of office and industrial properties, capital expenditures identified at the time of acquisition, and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in office and industrial properties will be lower.
We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation), referred to as the debt-to-real-estate-asset ratio; however, we may borrow in excess of this threshold under some circumstances. Over the short term, we expect to temporarily draw on the Amended Regions Credit Facility to bridge timing differences that may arise between our ability to raise equity under this offering and to fund suitable acquisition prospects. Additionally, we may place long-term debt on our existing properties and those properties acquired in the future. The percentage of short-term and long-term debt used in our capital structure will depend on various factors to be considered in the sole discretion of our board of directors, including but not limited to, our ability to raise equity proceeds from the sale of our common stock under this offering, the availability of properties meeting our investment criteria, the availability of debt, and changes in the cost of debt financing. Over the long term, we intend to maintain debt levels less than the 50% debt-to-real-estate-asset ratio. As of March 31, 2012, our debt-to-real-estate-asset ratio was approximately 42%. Our charter limits us from incurring debt in relation to our net assets in excess of 100%; however, we may temporarily exceed this limit upon the approval of a majority of our Conflicts Committee. Our board of directors may determine that it is in our best interest to pursue leveraged acquisitions in order to enable us to more quickly acquire a diversified portfolio of office and industrial properties. As a result, we are not able to anticipate with any degree of certainty what our debt levels will be in the short term. In accordance with our charter, if our board of directors and our Conflicts Committee approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.
Contractual Obligations and Commitments
As of March 31, 2012, our contractual obligations were as follows:

	Payments Due By Period
Contractual Obligations	Total	2012	2013-2014	2015-2016	Thereafter
Debt obligations	$167,818,675	$10,918,675	$156,900,000	$—	$—
Estimated interest on debt obligations	9,352,290	4,876,967	4,475,323	—	—
Tenant allowances	289,182	289,182	—	—	—
Total	$177,460,147	$16,084,824	$161,375,323	$—	$—

Distributions
Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the current and future levels of cash available to fund stockholder distributions, which is dependent upon the operations of our properties, the rate at which we are able to raise equity proceeds under this offering, and the rate at which we invest these proceeds (in combination with borrowings) in new properties. In making this determination, our board of directors also considers our current and future projected financial condition, our capital expenditure requirements, our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Internal Revenue Code of 1986 (the "Code").
When evaluating the amount of current and future cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. In accordance with Accounting Standards Codification Topic 805 Business Combinations ("ASC 805"), we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to the Advisor (see Note 7 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals; accounting fees and expenses; title insurance premiums; and other closing costs. As provided in this prospectus, acquisition-related costs are funded with cash generated from the sale of common stock in this offering and, therefore, are not funded with cash generated from operations.
Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions during our fundraising and property acquisition stages (i) to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties and (ii) to the extent we declare distributions in anticipation of cash flow that we expect to receive during a later period and we pay these distributions in advance of our actual receipt of these funds.

Our board of directors declared distributions for stockholders of record from December 16, 2011 through March 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in March 2012.
For the three months ended March 31, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to the DRP, of approximately $3.6 million. During the same period, net cash used in operating activities was approximately $0.3 million, including approximately $2.8 million used to fund annual real estate taxes and approximately $1.9 million of acquisition-related costs paid with proceeds from this offering, but which under GAAP reduced net cash from operating activities. As a result, the distributions paid to common stockholders for the three months ended March 31, 2012, as described above, were funded from our borrowings. Borrowings have been used to fund distributions to the extent that (i) quarterly cash flows from operating activities have been used to fund annual payments of operating expenses and (ii) acquisition-related costs have reduced net cash flows from operating activities.
Our board of directors also has declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). We expect to pay this distribution in June 2012.

Results of Operations
Overview
This offering was declared effective on June 10, 2010. Following the receipt and acceptance of subscriptions for the minimum offering of $2.5 million on September 29, 2010, we commenced active operations and acquired two properties during the year ended December 31, 2010 and six properties during the year ended December 31, 2011. During the three months ended March 31, 2012, we acquired one additional property, bringing our total portfolio to nine properties as of March 31, 2012. Accordingly, the results of operations presented for the three months ended March 31, 2012 and 2011 are not directly comparable.

Our results of operations are not indicative of those expected in future periods, as we expect that rental revenue, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, general and administrative expenses, and acquisition fees and expenses will increase in future periods as a result of anticipated future acquisitions of real estate assets.
Comparison of the three months ended March 31, 2011 versus the three months ended March 31, 2012
Rental income and tenant reimbursements increased from approximately $1.3 million and $0.5 million, respectively, for the three months ended March 31, 2011 to approximately $7.4 million and $2.1 million, respectively, for the three months ended March 31, 2012, primarily as a result of the growth in the portfolio during 2011 and 2012. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to the first quarter of 2012, as a result of owning the asset acquired during 2012 for an entire period and future acquisitions of real estate assets.
Property operating costs and asset and property management fees increased from approximately $0.6 million and $0.1 million, respectively, for the three months ended March 31, 2011 to approximately $2.9 million and $0.8 million, respectively, for the three months ended March 31, 2012, primarily as a result of the growth in the portfolio during 2011 and 2012. Property operating costs and management fees represent approximately 42% and 38% of total revenue for the three months ended March 31, 2011 and March 31, 2012, respectively. Property operating costs and management fees, measured in gross dollars, are expected to continue to increase in future periods, as compared to the first quarter of 2012, as a result of owning the asset acquired during 2012 for an entire period and future acquisitions of real estate assets.
Depreciation of real estate and amortization of lease costs increased from approximately $0.5 million and $0.2 million, respectively, for the three months ended March 31, 2011 to approximately $2.4 million and $1.4 million, respectively, for the three months ended March 31, 2012, primarily as a result of the growth in the portfolio during 2011 and 2012. Amortization increased at a higher rate than depreciation primarily because the period of amortization for lease assets is the respective lease term, which is generally shorter than the useful life over which buildings and improvements are depreciated. Depreciation and amortization are expected to continue to increase in future periods, as compared to the first quarter of 2012, as a result of owning the asset acquired during 2012 for an entire period and future acquisitions of real estate assets.
General and administrative expenses increased from approximately $0.5 million for the three months ended March 31, 2011 to approximately $1.0 million for the three months ended March 31, 2012, primarily due to increases in salary expense reimbursements payable to the Advisor as a result of acquiring additional properties during 2011 and 2012. General and administrative expenses, as a percent of total revenues, decreased from approximately 27% for the three months ended March 31, 2011 to approximately 10% for the three months ended March 31, 2012. In connection with the acquisition of additional properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to continue to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.
Acquisition fees and expenses increased from approximately $1.0 million for the three months ended March 31, 2011 to approximately $2.1 million for the three months ended March 31, 2012, primarily due to the acquisition of the South Lake Building in March 2012 and an increase in the amount of equity proceeds raised under this offering. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 7 of our accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to continue to increase as we raise additional proceeds under this offering and acquire additional real estate assets.
Interest expense increased from approximately $0.5 million for three months ended March 31, 2011 to approximately $1.6 million for the three months ended March 31, 2012, primarily due to an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011 and 2012. Future levels of interest expense will vary, primarily based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate assets or interests therein. Accordingly, the amounts of future borrowings and future interest expense will be largely dependent upon the level of additional investor proceeds raised under this offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.
Our net loss increased from approximately $1.6 million for the three months ended March 31, 2011 to approximately $2.7 million for the three months ended March 31, 2012, primarily due to an an increase in our interest expense of approximately $1.1 million. We sustained a net loss for the three months ended March 31, 2012 as a result of incurring a real estate operating loss of approximately $1.0 million and interest expense of approximately $1.6 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $2.1 million, which were funded with proceeds raised from the sale of our common stock under this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2011 and 2012. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved from approximately $1.14 for the three months ended March 31, 2011 to $0.27 for the three months ended March 31, 2012 due to an approximate increase in weighted-average shares outstanding of 8.7 million shares, offset by the increase in our net loss. As we continue to raise equity under this offering to acquire additional real estate properties and repay current and future borrowings, and as we continue to earn operating income from our current and future real estate properties, we anticipate moving from a net loss to a net income position. The level of future net income (loss) per share will vary, primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.
Funds From Operations, Modified Funds From Operations and Adjusted Funds From Operations
Funds from Operations ("FFO"), as defined by NAREIT, is a non-GAAP financial measure considered by some equity REITs in evaluating operating performance. FFO is computed as GAAP net income (loss), adjusted to exclude: extraordinary items, gains (or losses) from property sales (including deemed sales and settlements of pre-existing relationships), depreciation and amortization of real estate assets, impairment write-downs for depreciable real estate, and adjustments for earnings allocated to noncontrolling interests in consolidated partnerships. We believe it is useful to consider GAAP net income, adjusted to exclude the above-mentioned items, when assessing our performance because excluding the above-described adjustments highlights the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be readily apparent from GAAP net income alone.
We do not, however, believe that FFO is the best measure of the sustainability of our operating performance. Changes in GAAP accounting and reporting rules that were put into effect after the establishment of NAREIT's definition of FFO in 1999 result in the inclusion of a number of items in FFO that do not correlate with the sustainability of our operating performance (e.g., acquisition expenses and amortization of certain in-place lease intangible assets and liabilities, among others). Therefore, in addition to FFO, we present the additional supplemental measures described below.
The Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as modified funds from operations ("MFFO"), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. Because MFFO excludes costs that are considered more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect operations only in periods in which properties are acquired, MFFO can provide, on a going-forward basis, an indication of the sustainability of operating performance after the period in which properties are acquired. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. Our MFFO calculation complies with the IPA's Practice Guideline and excludes the following income and expenses:

•
Additional amortization of lease assets (liabilities). GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. As a result, management believes that, by excluding these charges, MFFO provides useful supplemental information that is reflective of the performance of our real estate investments and that is useful in assessing the sustainability of our operations.

•
Straight-line rental income. In accordance with GAAP, rental payments are recognized as income on a straight-line basis over the terms of the respective leases. Thus, for any given period, straight-line rental income represents the difference between the contractual rental billings for that period and the average rental billings over the lease term for the same length of time. This application results in income recognition that can differ significantly from the current contract terms. By adjusting for this item, we believe MFFO provides useful supplemental information reflective of the realized economic impact of our leases, which is useful in assessing the sustainability of our operating performance.

•
Real estate acquisition-related costs. Acquisition expenses are incurred for investment purposes (i.e., to promote portfolio appreciation and generation of future earnings over the long term) and, therefore, do not correlate with the ongoing operations of our portfolio. We believe that excluding these items from MFFO provides supplemental information indicative of the sustainability of our operations. This exclusion also improves comparability of our reporting periods and of our company with other real estate operators.

Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation than they are during the period after their capital raising activities have ceased. As disclosed in this prospectus, we will use the proceeds raised under this offering to acquire properties, repay indebtedness used to acquire properties, and increase our borrowing capacity. We have opted to use substantial short-term and medium-term borrowings to acquire properties in advance of raising equity proceeds under this offering in order to more quickly build a larger and more diversified portfolio. In conjunction with certain acquisitions, we may enter into a master lease agreement with the seller, whereby the seller is obligated to pay us rent pertaining to certain spaces impacted by existing rental abatements. As such, in addition to the above items prescribed by IPA's Practice Guideline, we also adjust for noncash interest expense and master lease proceeds. Noncash interest expense represents amortization of financing costs paid to secure short-term and medium-term borrowings. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio. In accordance with GAAP, amounts received from a seller are recorded as an adjustment to the basis of real estate assets at the time of acquisition, and, accordingly, are not included in revenues, net income, or FFO. This application results in income recognition that can differ significantly from current contract terms. Management believes that the resulting measure, which we refer to as adjusted funds from operations ("AFFO"), provides supplemental information that (i) allows for better comparability of reporting periods and (ii) is reflective of the realized economic impact of our leases (including master leases) that is useful in assessing the sustainability of our operating performance. We also believe that AFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in significant acquisition and short-term borrowing activities.
Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, MFFO, and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO, MFFO and AFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.
Reconciliations of our net loss to FFO, MFFO and AFFO for the three months ended March 31, 2012 and 2011 are provided below:

	Three Months Ended
	March 31,
	2012	2011
Reconciliation of Net Loss to FFO, MFFO and AFFO:
Net loss	$(2,697,201)	$(1,564,891)
Adjustments:
Depreciation of real estate assets	2,391,554	468,693
Amortization of lease-related costs	1,438,800	185,523
Total Funds From Operations adjustments	3,830,354	654,216
Funds From Operations	1,133,153	(910,675)

Other income (expenses) included in net loss that do not correlate with our operations:
Additional amortization of lease assets	468,368	73,278
Straight-line rental income	(729,928)	(102,882)
Real estate acquisition-related costs	2,075,984	987,936
Total Modified Funds From Operations adjustments	1,814,424	958,332
Modified Funds From Operations	2,947,577	47,657

Noncash interest expense	459,506	150,657
Master lease proceeds	488,303	—
Adjusted Funds From Operations	$3,895,386	$198,314
Election as a REIT
We have elected to be taxed as a REIT under the Code and have operated as such beginning with our taxable year ended December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.
Wells Core TRS is a wholly owned subsidiary of Wells Core Office Income REIT that is organized as a Delaware limited liability company. We have elected to treat Wells Core TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells Core TRS, including any real estate or non-real-estate-related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.
No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk, as income from long-term leases is intended to be the primary source of our cash flows from operations. As is true for our current leases, we anticipate that there will be provisions in the majority of our future tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions could include rent steps; reimbursement billings for operating expense pass-through charges; real estate tax and insurance reimbursements on a per-square-foot basis; or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Investment in Real Estate Assets
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term
Evaluating the Recoverability of Real Estate Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable.

When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.
Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.
The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.
Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor
As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•
Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of March 31, 2012 and December 31, 2011, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	As of March 31, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$34,658,866	$16,005,429	$1,105,083
Accumulated Amortization	(1,441,239)	(2,678,698)	(1,320,353)	(58,532)
Net	$10,831,597	$31,980,168	$14,685,076	$1,046,551

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337
For the three months ended March 31, 2012 and 2011, Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended March 31, 2012	$471,058	$988,043	$443,483	$28,786
For the three months ended March 31, 2011	$73,279	$101,454	$84,068	$—

The remaining net intangible lease assets and liabilities as of March 31, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the nine months ended December 31, 2012	$1,413,176	$3,758,723	$1,732,420	$86,360
For the year ending December 31:
2013	1,874,518	4,981,800	2,304,496	115,146
2014	1,869,949	4,953,780	2,301,994	115,146
2015	1,834,621	4,841,219	2,202,617	115,146
2016	1,828,228	4,767,217	2,167,964	115,146
2017	1,078,336	3,834,671	1,778,363	115,146
Thereafter	932,769	4,842,758	2,197,222	384,461
Total	$10,831,597	$31,980,168	$14,685,076	$1,046,551
Weighted-Average Amortization Period	6 years	7 years	7 years	9 years
Evaluating the Recoverability of Intangible Assets and Liabilities
The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Related-Party Transactions and Agreements
We have entered into agreements with the Advisor, WIS, and Wells Management whereby we pay certain fees and reimbursements to the Advisor, WIS, and Wells Management for acquisition fees, selling commissions, dealer-manager fees, property management fees, asset management fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 7 to our accompanying consolidated financial statements included herein for a discussion of the various related-party agreements and the related transactions, fees, and reimbursements.
Assertion of Legal Action Against Related-Parties
On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. ("Piedmont REIT") filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and a director; Wells Capital, Inc. (“Wells Capital”), an affiliate of our Advisor; Wells Management, our property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.
On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.
On March 31, 2008, the Court granted in part the defendants' motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. Since the filing of the second amended complaint, the plaintiff has said it intends to seek monetary damages of approximately $159 million plus prejudgment interest.
On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.
On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.
On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted "material" information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial.
On November 17, 2011, the Court issued rulings granting several of the plaintiff's motions in limine to prohibit the defendants from introducing certain evidence, including evidence of the defendants' reliance on advice from their outside legal and financial advisors, and limiting the defendants' ability to relate their subjective views, considerations, and observations during the trial of the case. On February 23, 2012, the Court granted several of the defendants' motions, including a motion for reconsideration regarding a motion the plaintiff had filed seeking exclusion of certain evidence impacting damages, and motions seeking exclusion of certain evidence proposed to be submitted by the plaintiff. The suit has been removed from the Court's trial calendar pending resolution of a request for interlocutory appellate review of certain legal rulings made by the Court.
On March 20, 2012, the Court granted the defendants leave to file a motion for summary judgment.  On April 5, 2012, the defendants filed a motion for summary judgment. On April 24, 2012, the plaintiff filed its response to the defendants' motion for summary judgment. On May 7, 2012, the defendants filed their reply in support of their motion for summary judgment.  The defendants' motion for summary judgment is currently pending before the Court.
Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Although WREF believes that it has meritorious defenses to the claims of liability and damages in these actions, WREF is unable at this time to predict the outcome of these actions or reasonably estimate a range of damages, or how any liability and responsibility for damages might be allocated among the 17 defendants in the action, which includes 11 defendants not affiliated with Mr. Wells, Wells Capital, or Wells Management. The ultimate resolution of these matters could have a material adverse impact on WREF's financial results, financial condition, or liquidity.
Commitments and Contingencies
We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 1, Note 5, and Note 7 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	the advisory agreement;

•	commitments under existing lease agreements;

•	the dealer-manager agreement; and

•	the master property management, leasing, and construction agreement.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	March 31, 2012	December 31, 2011
Assets:
Real estate assets, at cost:
Land	$38,671,008	$29,662,900
Buildings and improvements, less accumulated depreciation of $7,128,297 and $4,736,743 as of March 31, 2012 and December 31, 2011, respectively	292,866,139	224,467,544
Intangible lease assets, less accumulated amortization of $4,119,937 and $2,660,836 as of March 31, 2012 and December 31, 2011, respectively	42,811,765	35,569,852
Construction in progress	3,200	1,643,029
Total real estate assets	374,352,112	291,343,325
Cash and cash equivalents	5,084,466	4,690,866
Tenant receivables	2,753,276	1,793,734
Prepaid expenses and other assets	1,240,482	814,217
Deferred financing costs, less accumulated amortization of $1,758,631 and $1,299,125 as of March 31, 2012 and December 31, 2011, respectively	2,869,511	3,329,017
Intangible lease origination costs, less accumulated amortization of $1,320,353 and $876,870 as of March 31, 2012 and December 31, 2011, respectively	14,685,076	10,726,870
Deferred lease costs, less accumulated amortization of $136,176 and $102,806 as of March 31, 2012 and December 31, 2011, respectively	1,442,309	1,472,946
Total assets	$402,427,232	$314,170,975

Liabilities:
Lines of credit	$132,000,000	$85,000,000
Notes payable	35,818,675	35,954,895
Accounts payable and accrued expenses	4,479,720	6,872,046
Due to affiliates	457,329	684,914
Distributions payable	727,989	583,537
Deferred income	2,838,590	2,127,152
Intangible lease liabilities, less accumulated amortization of $58,532 and $29,746 as of March 31, 2012 and December 31, 2011, respectively	1,046,551	1,075,337
Total liabilities	177,368,854	132,297,881

Commitments and Contingencies (Note 5)

Redeemable Common Stock	3,303,224	2,538,167

Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 11,285,884 and 9,043,589 shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively	112,859	90,436
Additional paid-in capital	249,832,390	200,198,600
Cumulative distributions in excess of earnings	(24,886,871)	(18,415,942)
Redeemable common stock	(3,303,224)	(2,538,167)
Total stockholders' equity	221,755,154	179,334,927
Total liabilities, redeemable common stock and stockholders' equity	$402,427,232	$314,170,975
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)
	Three Months Ended
	March 31,
	2012	2011
Revenues:
Rental income	$7,370,231	$1,328,685
Tenant reimbursements	2,085,714	496,650
	9,455,945	1,825,335
Expenses:
Property operating costs	2,859,540	620,505
Asset and property management fees:
Related-party	714,510	117,247
Other	44,279	23,258
Depreciation	2,391,554	468,693
Amortization	1,438,800	185,523
General and administrative	966,762	495,728
Acquisition fees and expenses	2,075,984	987,936
	10,491,429	2,898,890
Real estate operating loss	(1,035,484)	(1,073,555)
Other income (expense):
Interest expense	(1,616,681)	(479,989)
Interest and other income	43	81
	(1,616,638)	(479,908)
Loss before income tax expense	(2,652,122)	(1,553,463)
Income tax expense	(45,079)	(11,428)
Net loss	$(2,697,201)	$(1,564,891)

Per-share net loss – basic and diluted	$(0.27)	$(1.14)
Weighted-average common shares outstanding – basic and diluted	10,059,305	1,378,494
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2011	9,043,589	$90,436	$200,198,600	$(18,415,942)	$(2,538,167)	$179,334,927
Issuance of common stock	2,271,156	22,712	56,668,475	—	—	56,691,187
Redemption of common stock	(28,861)	(289)	(711,490)	—	—	(711,779)
Increase in redeemable common stock	—	—	—	—	(765,057)	(765,057)
Distributions to common stockholders ($0.37 per share)	—	—	—	(3,773,728)	—	(3,773,728)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(5,225,979)	—	—	(5,225,979)
Other offering costs	—	—	(1,097,216)	—	—	(1,097,216)
Net loss	—	—	—	(2,697,201)	—	(2,697,201)
Balance, March 31, 2012	11,285,884	$112,859	$249,832,390	$(24,886,871)	$(3,303,224)	$221,755,154

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholder's Equity
	Shares	Amount
Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$16,500,755
Issuance of common stock	1,403,335	14,033	35,060,176	—	—	35,074,209
Increase in redeemable common stock	—	—	—	—	(127,745)	(127,745)
Distributions to common stockholders ($0.33 per share)	—	—	—	(469,975)	—	(469,975)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(3,315,502)	—	—	(3,315,502)
Other offering costs	—	—	(696,570)	—	—	(696,570)
Net loss	—	—	—	(1,564,891)	—	(1,564,891)
Balance, March 31, 2011	2,225,330	$22,253	$49,253,875	$(3,705,399)	$(170,448)	$45,400,281
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Three Months Ended
	March 31,
	2012	2011
Cash Flows from Operating Activities:
Net loss	$(2,697,201)	$(1,564,891)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Straight-line rental income	(729,928)	(102,882)
Depreciation	2,391,554	468,693
Amortization	1,907,168	258,801
Noncash interest expense	459,506	150,657
Changes in assets and liabilities, net of acquisitions:
Increase in other tenant receivables	(229,614)	(78,241)
(Increase) decrease in prepaid expenses and other assets	(426,265)	133,735
(Decrease) increase in accounts payable and accrued expenses	(1,509,011)	269,704
(Decrease) increase in due to affiliates	(172,449)	329,212
Increase in deferred income	711,438	221,128
Net cash (used in) provided by operating activities	(294,802)	85,916

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(91,578,600)	(30,964,191)
Deferred lease costs paid	(573,197)	—
Net cash used in investing activities	(92,151,797)	(30,964,191)

Cash Flows from Financing Activities:
Due to affiliates	—	—
Deferred financing costs paid	—	(117,093)
Proceeds from lines of credit and notes payable	88,531,984	18,600,000
Repayments of lines of credit and notes payable	(41,668,204)	(15,975,000)
Issuance of common stock	56,542,019	35,002,760
Redemptions of common stock	(707,161)	—
Distributions paid to stockholders	(1,948,046)	(203,892)
Distributions paid to stockholders and reinvested in shares of our common stock	(1,681,230)	(174,113)
Commissions on stock sales and related dealer-manager fees paid	(5,117,517)	(3,223,187)
Other offering costs paid	(1,111,646)	(677,184)
Net cash provided by financing activities	92,840,199	33,232,291
Net change in cash and cash equivalents	393,600	2,354,016
Cash and cash equivalents, beginning of period	4,690,866	4,433,008
Cash and cash equivalents, end of period	$5,084,466	$6,787,024
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2012 (unaudited)

1.	Organization
Wells Core Office Income REIT, Inc. ("Wells Core Office Income REIT") was formed on July 3, 2007 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT"). Substantially all of Wells Core Office Income REIT's business is conducted through Wells Core Office Income Operating Partnership, L.P. ("Wells Core OP"), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC ("Wells Core Holdings"), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. In addition, Wells Core OP formed Wells Core REIT TRS, LLC ("Wells Core TRS"), a wholly owned subsidiary organized as a Delaware corporation, on December 13, 2011 (see Note 2). References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP, Wells Core Holdings, and Wells Core TRS, unless stated otherwise.
On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the "Initial Offering") pursuant to a Registration Statement filed on Form S-11 under the Securities Act, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan ("DRP"). Under the Initial Offering, the primary shares are offered at a price of $25.00 per share, with discounts available to certain categories of purchases, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under the Initial Offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. On January 29, 2012, the board of directors of Wells Core Office Income REIT approved an extension of the termination date of the Initial Offering from June 10, 2012 to June 10, 2013.
As of March 31, 2012, Wells Core Office Income REIT had raised offering proceeds under the Initial Offering of approximately $282.1 million from the sale of approximately 11.3 million shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $25.9 million, acquisition fees of $5.6 million, and other offering expenses of approximately $5.5 million, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $245.1 million, including net offering proceeds from the DRP of approximately $4.5 million. As of March 31, 2012, substantially all of Wells Core Office Income REIT's net offering proceeds have been invested in real properties and related assets, and approximately 188.9 million shares remain available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Wells Core Office Income REIT operates a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office properties located in the United States and leased or pre-leased to creditworthy companies. Wells Core Office Income REIT intends to continue to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. As of March 31, 2012, Wells Core Office Income REIT owned nine office properties, consisting of approximately 1.6 million square feet. As of March 31, 2012, these office properties were 100% leased.
On June 7, 2010, Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (the "Advisor"), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the "Advisory Agreement"). The Advisory Agreement was renewed for an additional one-year term on June 7, 2011. The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. ("WREF") and has contracted with Wells Capital, Inc. ("Wells Capital") and Wells Management Company, Inc. ("Wells Management"), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.

Wells Core Office Income REIT's stock is not listed on a national securities exchange. However, Wells Core Office Income REIT's charter requires that in the event Wells Core Office Income REIT's stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year's results.
Wells Core Office Income REIT owns a controlling financial interest in Wells Core OP, Wells Core Holdings and Wells Core TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Core OP, Wells Core Holdings and Wells Core TRS are prepared using accounting policies consistent with those used by Wells Core Office Income REIT. All intercompany balances and transactions have been eliminated in consolidation.
For further information, refer to the financial statements and footnotes included in Wells Core Office Income REIT's Annual Report on Form 10-K for the year ended December 31, 2011.
Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor
As of March 31, 2012 and December 31, 2011, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	As of March 31, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$34,658,866	$16,005,429	$1,105,083
Accumulated Amortization	(1,441,239)	(2,678,698)	(1,320,353)	(58,532)
Net	$10,831,597	$31,980,168	$14,685,076	$1,046,551

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

For the three months ended March 31, 2012 and 2011, Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the three months ended March 31, 2012	$471,058	$988,043	$443,483	$28,786
For the three months ended March 31, 2011	$73,279	$101,454	$84,068	$—
The remaining net intangible lease assets and liabilities as of March 31, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the nine months ended December 31, 2012	$1,413,176	$3,758,723	$1,732,420	$86,360
For the year ending December 31:
2013	1,874,518	4,981,800	2,304,496	115,146
2014	1,869,949	4,953,780	2,301,994	115,146
2015	1,834,621	4,841,219	2,202,617	115,146
2016	1,828,228	4,767,217	2,167,964	115,146
2017	1,078,336	3,834,671	1,778,363	115,146
Thereafter	932,769	4,842,758	2,197,222	384,461
Total	$10,831,597	$31,980,168	$14,685,076	$1,046,551
Weighted-Average Amortization Period	6 years	7 years	7 years	9 years
Redeemable Common Stock
Under Wells Core Office Income REIT's share redemption program, as amended ("SRP"), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT's SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of costs of confinement to a long-term care facility, of a stockholder, subject to certain limitations. Wells Core Office Income REIT's capacity to honor redemptions is limited to the lessor of (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of March 31, 2012, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period. As of March 31, 2012 and December 31, 2011, approximately $997,400, or 40,288 shares, and $285,600, or 11,427 shares, respectively, of Wells Core Office Income REIT's common stock had been redeemed. As of March 31, 2012, approximately $4,600, or 185 shares, of Wells Core Office Income REIT's common stock was tendered for redemption and is included in accounts payable and accrued expenses in the accompanying consolidated balances sheets. As of December 31, 2011, all eligible shares tendered for redemption were redeemed.
Income Taxes
Wells Core Office Income REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and has operated as such beginning with its taxable year ended December 31, 2010.

To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service ("IRS") grants Wells Core Office Income REIT relief under certain statutory provisions.
Wells Core Office Income REIT has elected to treat Wells Core TRS as a taxable REIT subsidiary. Wells Core Office Income REIT may perform certain additional, noncustomary services for tenants of its buildings through Wells Core TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells Core Office Income REIT to continue to qualify as a REIT, Wells Core Office Income REIT must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells Core Office Income REIT. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. Wells Core Office Income REIT records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.
No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as Wells Core Office Income REIT has made distributions in excess of taxable income for the periods presented. Wells Core Office Income REIT is subject to certain state and local taxes related to property operations in certain locations, which have been provided for in the accompanying consolidated financial statements.
Fair Value Measurements
Wells Core Office Income REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:
Level 1 - Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.
Level 2 - Assets and liabilities valued based on observable market data for similar instruments.
Level 3 - Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.
Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the estimations of fair value of all debt instruments based on Level 2 assumptions. In addition, Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement Topic Amendments to Achieve Common Fair Value Measurement and Disclosure

Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of "fair value," the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for Wells Core Office Income REIT for the interim period beginning January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income Topic Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of ASU 2011-05 was effective for Wells Core Office Income REIT for the interim period beginning January 1, 2012, except for the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income that has been indefinitely deferred. The adoption of ASU 2011-05 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
3.     Real Estate Acquisition
During the three months ended March 31, 2012, Wells Core Office Income REIT acquired the following property:

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination Costs	Total Purchase Price(1)	Lease Details
South Lake Building	Herndon, VA	3/22/2012	$9,008,108	$68,789,189	$8,701,014	$4,401,689	$90,900,000	(2)

(1)
Purchase price is presented exclusive of closing costs, adjustments and acquisition fees and has been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on preliminary estimates of their fair values.

(2)	A ten-story office building containing approximately 268,200 rentable square feet and is 100% leased to two tenants with a weighted-average remaining lease term of seven years.
For the periods from the respective date of acquisition through March 31, 2012, Wells Core Office Income REIT recognized the following amounts related to the property acquired in 2012:

Property Name	Acquisition Date	Revenues	Net Loss	Acquisition- related Expenses(1)
South Lake Building	3/22/2012	$261,375	$(610,943)	$735,365

(1)	Acquisition-related expenses are recorded as acquisition fees and expenses in the accompanying consolidated statement of operations.
Pro Forma Financial Information for Real Estate Acquisitions
The following unaudited pro forma information presented for the three months ended March 31, 2012 and 2011 have been presented for Wells Core Office Income REIT to give the effect to the acquisition of the South Lake Building and the acquisitions of the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, Westway II Building, and the Franklin Center Building (the "2011

Acquisitions") as if the acquisitions occurred on January 1, 2011. This unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated on January 1, 2011.

	Wells Core Office Income REIT	Pro Forma Adjustments
		2011 Acquisitions	South Lake Building	Pro Forma Total
For the three months ended March 31:
2012
Revenues	$9,455,945	—	2,117,141	$11,573,086
Net Loss	$(2,697,201)	—	736,704	$(1,960,497)
Per-share net loss – basic and diluted	$(0.27)			$(0.17)
Weighted-average common shares outstanding – basic and diluted	10,059,305			11,285,884

2011
Revenues	$1,825,335	7,239,273	2,352,379	$11,416,987
Net Loss	$(1,564,891)	149,845	613,763	$(801,283)
Per-share net loss – basic and diluted	$(1.14)			$(0.07)
Weighted-average common shares outstanding – basic and diluted	1,378,494			11,285,884

4.     Lines of Credit and Notes Payable
As of March 31, 2012 and December 31, 2011, Wells Core Office Income REIT had the following indebtedness outstanding:

	Outstanding Balance as of
Facility	March 31, 2012	December 31, 2011
Amended Regions Credit Facility	$132,000,000	$85,000,000
Royal Ridge V Loan	10,918,675	11,054,895
Technology Way Loan	24,900,000	24,900,000
Total indebtedness	$167,818,675	$120,954,895
Amended Regions Credit Facility
On June 29, 2011, Wells Core Office Income REIT entered into an amended and restated credit facility (the "Amended Regions Credit Facility") with a syndicate of banks led by Regions Capital Markets ("Regions Bank") and U.S. Bank Loan Capital Markets ("US Bank"). The Amended Regions Credit Facility amends and restates in its entirety the credit facility, dated as of November 19, 2010, by and between Wells Core Office Income REIT, Regions Bank and U.S. Bank. Under the Amended Regions Credit Facility, Wells Core Office Income REIT may borrow up to $300 million, subject to availability. The proceeds of the Amended Regions Credit Facility may be used to acquire properties and for working capital, capital expenditures and other general corporate purposes. Draws under the Amended Regions Credit Facility will be secured by properties directly owned by subsidiaries of Wells Core Office Income REIT that have been added to the borrowing base.
The Amended Regions Credit Facility contains certain restrictive covenants. Although Wells Core Office Income REIT expects to comply with these covenants for the duration of the term of the Amended Regions Credit Facility, depending upon its future operating performance, capital raising success, property and financing transactions and general economic conditions, Wells Core Office Income REIT cannot assure such compliance. As of March 31, 2012, Wells Core Office Income REIT believes it was in compliance and expects to remain in compliance with all restrictive covenants of its outstanding debt obligations.

Fair Value of Outstanding Debt
The estimated fair value of Wells Core Office Income REIT's total indebtedness as of March 31, 2012 and December 31, 2011 was approximately $172.4 million and $123.5 million, respectively. Wells Core Office Income REIT estimated the fair value of the Amended Regions Credit Facility by obtaining estimates for similar facilities from multiple market participants as of the respective reporting dates. The fair values of all other debt instruments were estimated based on discounted cash flow analysis using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.
Interest Paid
Wells Core Office Income REIT made the following interest payments on its borrowings:

	Three Months Ended
	March 31,
	2012	2011
Lines of credit	$827,591	$109,100
Notes payable	253,324	154,474
	$1,080,915	$263,574

No interest was capitalized during the three months ended March 31, 2012 and 2011.

5.     Commitments and Contingencies
Commitments Under Existing Lease Agreements
Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	Tenant Allowance Obligations as of March 31, 2012
Miramar Centre II Building	Humana Medical Plan, Inc.	$289,182
Litigation
From time to time, Wells Core Office Income REIT is party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available.  Wells Core Office Income REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated.  If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Core Office Income REIT accrues the best estimate within the range.  If no amount within the range is a better estimate than any other amount, Wells Core Office Income REIT accrues the minimum amount within the range.  If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Core Office Income REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made.  If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Core Office Income REIT discloses the nature and estimate of the possible loss of the litigation. Wells Core Office Income REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material effect on the results of operations or financial condition of Wells Core Office Income REIT. Wells Core Office Income REIT is not aware of any legal proceedings contemplated by governmental authorities.

6.     Supplemental Disclosures of Noncash Activities
Outlined below are significant noncash investing and financing transactions for the three months ended March 31, 2012 and 2011, respectively:

	Three Months Ended
	March 31,
	2012	2011
Other liabilities assumed upon acquisition of properties	$230,116	$35,809
Commissions on stock sales and related dealer-manager fees due to affiliate	$124,711	$92,329
Other offering costs due to affiliate	$42,796	$37,816
Accrued capital expenditures and deferred lease costs	$3,200	$—
Distributions payable	$727,989	$132,513
Discounts applied to issuance of common stock under primary offering	$149,168	$71,449
Discounts applied to issuance of common stock under DRP	$88,449	$9,164
Increase in redeemable common stock	$765,057	$127,745
Accrued redemptions of common stock	$4,618	$—
Deferred financing cost payable	$—	$17,653

7.     Related-Party Transactions
Advisory Agreement
Wells Core Office Income REIT is party to an agreement with the Advisor, referred to as the Advisory Agreement, under which the Advisor is required to perform services and shall be compensated for such services, as outlined below:

•
Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to the above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred by third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT then reimburses the Advisor for personnel expenses incurred to date.

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Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations. Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

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Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT's allocable share of capital improvements made by the joint venture.

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Debt financing fee equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness; provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements.

•
Reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor's employees, who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income

REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates. Such costs and expenses are allocated to Wells Core Office Income REIT for reimbursement based upon an allocation methodology approved annually by the conflicts committee of the board of directors. Total operating expenses of Wells Core Office Income REIT, including the reimbursement of these costs and expenses to the Advisor, are limited as described below in Limitation on Operating Expenses.

•
For any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 1.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

•
Incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange.

•
Listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Effective June 7, 2011, the Advisory Agreement was renewed through June 6, 2012 upon terms identical to those in effect through June 6, 2011. The Advisory Agreement may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the parties. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days' prior written notice to the other. Under the terms of the Advisory Agreement, WREF guarantees the Advisor's performance and any amounts payable in connection therewith.
Under the terms of the Advisory Agreement, Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of our common stock to the public. As of March 31, 2012, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $12.9 million. As of March 31, 2012, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $5.5 million related to the Initial Offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under the Initial Offering. The remaining $7.4 million will be charged to additional paid-in capital and will become payable to the Advisor to the extent Wells Core Office Income REIT raises sufficient additional offering proceeds under the Initial Offering.
Limitation on Operating Expenses
The Advisor has the responsibility of limiting Wells Core Office Income REIT's total operating expenses, as defined by its charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income, as defined by its charter, for the four previous consecutive quarters then ended unless a majority of Wells Core Office Income REIT's independent directors determine that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, the Advisor must reimburse the excess operating expenses to Wells Core Office Income REIT within 60 days after the end of each fiscal quarter. Total operating expenses means all expenses paid or incurred by Wells Core Office Income REIT, as determined under GAAP, that are in any way related to its operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of its stock; (b) interest payments; (c) taxes; (d) noncash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees to the extent permitted by Wells Core Office Income REIT's charter; and (f) acquisition fees, acquisition expenses (such as expenses relating to potential acquisitions that do not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). For the four consecutive quarters ended March 31, 2012, Wells Core Office Income REIT was in compliance with the operating expense limitation.
Dealer-Manager Agreement
Wells Core Office Income REIT is party to a dealer-manager agreement (the "Dealer-Manager Agreement") with Wells Investment Securities, Inc. ("WIS"), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, all of which is re-allowed to participating broker/dealers. Wells Core Office Income REIT pays no commissions on shares issued under the DRP.
Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT's stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under the DRP.
Master Property Management, Leasing, and Construction Agreement
Wells Core Office Income REIT and Wells Management, an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Management Agreement (the "Management Agreement") under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•
property management fees negotiated for each property managed by Wells Management; typically this fee would be equal to a percentage of the gross monthly income collected for that property for the preceding month;

•
leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•
construction management fees for projects overseen by Wells Management, such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.
The Management Agreement was renewed on August 11, 2011 for an additional one-year term.

Related-Party Costs
Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the three months ended March 31, 2012 and 2011:

	Three Months Ended
	March 31,
	2012	2011
Commissions, net of discounts(1)(2)	$3,711,620	$2,375,322
Dealer-manager fees, net of discounts(1)	1,365,191	868,731
Acquisition fees	1,130,840	700,055
Other offering costs(1)	1,097,216	696,570
Asset management fees	582,670	95,893
Administrative reimbursements	554,718	174,170
Property management fees	131,840	21,354
Debt financing fee	168,000	40,550
Related-party interest expense(3)	—	5,862
Total	$8,742,095	$4,978,507

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders' equity, as incurred.

(2)	All commissions were re-allowed to participating broker/dealers during the three months ended March 31, 2012 and 2011.

(3)
Related-party interest expense was payable to WREF on amounts previously outstanding under a $10.0 million secured revolving bridge loan with WREF, which was originated on October 5, 2010 and repaid in full on February 15, 2011. This bridge loan matured on April 5, 2011.

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the three months ended March 31, 2012 and 2011.
Due to Affiliates
The detail of amounts due to affiliates is provided below as of March 31, 2012 and December 31, 2011:

	March 31, 2012	December 31, 2011
Administrative reimbursements	$184,912	$154,429
Property management fees	62,111	42,248
Asset management fees	—	152,563
Debt financing fee	—	56,000
Other offering costs	42,796	57,226
Acquisition fees	42,799	57,031
Commissions and dealer-manager fees	124,711	165,417
Total	$457,329	$684,914
Conflicts of Interest
As of March 31, 2012, the Advisor had no direct employees. The Advisor is a wholly owned subsidiary of WREF and has contracted with Wells Capital and Wells Management to perform many of its obligations under the Advisory Agreement. Until such time, if ever, as the Advisor hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital and Wells Management. Wells Capital also is a general partner or advisor of other public real estate investment programs sponsored by WREF. As such, in connection with managing the advisor activities under the Advisory Agreement and serving as a general partner or advisor for other Wells-sponsored programs, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities.
Additionally, one of the members of Wells Core Office Income REIT's board of directors also serves on the board of another REIT sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operational decisions.
Operational Dependency
Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT's common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT's operations are dependent upon the Advisor, Wells Capital, Wells Management, and WIS.
The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.
Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of March 31, 2012, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between WREF, or its affiliates, and Wells Core Office Income REIT, or other WREF-sponsored programs, could impact WREF's future net income and future access to liquidity and capital resources.
8.     Subsequent Event
Sale of Shares of Common Stock
From April 1, 2012 to April 30, 2012, Wells Core Office Income REIT raised approximately $19.2 million through the issuance of approximately 0.8 million shares of its common stock under the Initial Offering. As of April 30, 2012, approximately 188.1 million shares remained available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 13 dated April 13, 2012 and supplement no. 14 dated May 9, 2012.
Supplement no. 13 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	an update to the risks related to this offering and our corporate structure;

•	an update to our federal income tax risks;

•	an update to our retirement plan risks;

•	an update to the directors and executive officers of our advisor;

•	an update regarding our dealer manager;

•	an update to our affiliated companies;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	updates to the "Prior Performance Summary" section of our prospectus;

•	the amendment of our share redemption program;

•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;

•	the breaking of escrow in Pennsylvania;

•	experts information;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2011.

Supplement no. 14 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to an investment in our shares;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 9, 2012; and

•	our unaudited financial statements as of and for the three months ended March 31, 2012, as filed in our Quarterly Report on Form 10-Q, filed on May 9, 2012.